Alcon

To the shareholders of Alcon Inc.

Invitation to the Annual General Meeting of Alcon Inc.

SwissTech Convention Center (STCC), Rue Louis Favre 2,
1024 Ecublens, Switzerland

Thursday, April 30, 2026, at 09:30 a.m. CEST
(doors open at 08:30 a.m. CEST)

Agenda and Proposals of the Board of Directors
1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2025
Proposal
The Board of Directors proposes that the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2025 be approved, acknowledging the reports of the statutory auditors.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2025.
2.Discharge of the members of the Board of Directors and the members of the Executive Committee
Proposal
The Board of Directors proposes that the members of the Board of Directors and the members of the Executive Committee be granted discharge for the 2025 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the discharge of the members of the Board of Directors and the members of the Executive Committee.
3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2025
Proposal

(CHF thousands)
Balance brought forward from previous year	17,946,370
Dividend paid during the year	(138,674)
Net income for the year	62,753
Earnings available to the Annual General Meeting	17,870,449
The Board of Directors proposes that:
▪out of the earnings available to the Annual General Meeting, a gross dividend of CHF 0.28 per dividend-bearing share be declared while shares held by the Alcon Group will not be entitled to a dividend payment; and
▪the remaining amount of available earnings, after appropriation of the proposed dividend, be carried forward.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the appropriation of retained earnings and declaration of dividend. Calculated on the total number of issued shares of 499,700,000, the proposed dividend corresponds to a maximum total amount of CHF 139,916,000. No dividend is paid on shares held by the Alcon Group. The first trading day ex-dividend is expected to be May 5, 2026 (for shares held through SIX SIS) and May 6, 2026 (for shares held through DTC), and the payout date in Switzerland is expected to be on or around May 7, 2026. The Swiss withholding tax of 35% will be deducted from the gross dividend amount. The different ex-dividend dates for shares held through SIX SIS and through DTC are due to the fact that the US settlement practice changed from T+2 (which is common in Europe) to T+1 in May 2024.

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4.Consultative vote on the 2025 Report on Non-Financial Matters
Proposal
The Board of Directors proposes that the 2025 Report on Non-Financial Matters be approved (non-binding consultative vote).
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the 2025 Report on Non-Financial Matters. This approval will be subject to a non-binding consultative vote. The 2025 Report on Non-Financial Matters can be found in pages 52-65 of the 2025 Sustainability Report, available at https://alcon.widen.net/s/wbhqgbszgl/alcon-2025-sustainabililty-and-social-impact-report

5.Votes on the compensation of the Board of Directors and of the Executive Committee
5.1Consultative vote on the 2025 Compensation Report
Proposal
The Board of Directors proposes that the 2025 Compensation Report be accepted (non-binding consultative vote).
Comment: Pursuant to our Articles of Incorporation, the Board of Directors shall submit the 2025 Compensation Report to a consultative vote of the shareholders. The 2025 Compensation Report can be found in pages 72-114 of the 2025 Annual Report. Please also refer to the enclosed "Say-on-Pay" brochure for further explanations.
5.2Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2026 Annual General Meeting to the 2027 Annual General Meeting
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2026 Annual General Meeting to the 2027 Annual General Meeting in the amount of CHF 4,275,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Board of Directors. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
5.3Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2027
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Executive Committee for the 2027 financial year in the amount of CHF 47,100,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Executive Committee. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
6.Re-elections and Election of the Chair and the Members of the Board of Directors
Proposal
The Board of Directors proposes the re-election of the current members of the Board of Directors listed below, each for a term of office of one year extending until completion of the 2027 Annual General Meeting. In addition, the Board of Directors proposes the election of R. Scott Herren as member of the Board of Directors, for a term of office of one year extending until completion of the 2027 Annual General Meeting.
6.1Re-election of F. Michael Ball (as Member and Chair)
6.2Re-election of Lynn D. Bleil (as Member)
6.3    Re-election of Arthur Cummings (as Member)
6.4     Re-election of Deborah Di Sanzo (as Member)
6.5    Re-election of David J. Endicott (as Member)

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6.6     Re-election of Thomas Glanzmann (as Member)
6.7     Re-election of D. Keith Grossman (as Member)
6.8     Re-election of Karen May (as Member)
6.9     Re-election of Ines Pöschel (as Member)
6.10     Re-election of Dieter Spälti (as Member)
6.11    Election of R. Scott Herren (as Member)
An accomplished financial executive with thirty-five years of experience, including most recently as the Chief Financial Officer of Cisco Systems, Inc., R. Scott Herren brings to the Board an extensive background in financial planning and strategy, corporate development, operations of global enterprises and internal controls over financial reporting of public companies. He has been a member of the board of directors of Rubrik, Inc. since 2021, where he is Chair of its Audit Committee, and Workiva Inc. since March 2026. Mr. Herren is also a member of the board of the Georgia Tech Foundation. Previously, he was a member of the board of directors of Proofpoint, Inc. from 2016 to 2020. Mr. Herren served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc. from 2020 until his retirement in 2025. From 2014 until 2020, Mr. Herren served as Senior Vice President and Chief Financial Officer of Autodesk, Inc. Mr. Herren also held financial and operations leadership positions of increasing responsibility at Citrix Systems, Inc. from 2000 until 2014, FedEx Corporation from 1997 to 2000, and IBM Corporation from 1984 until 1997.
Mr. Herren holds a Bachelor of Industrial & Systems Engineering from Georgia Institute of Technology and a Master of Business Administration from Columbia University – Graduate School of Business, both in the United States.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the Chair and the members of the Board of Directors. The term of office for all members of the Board of Directors expires at the completion of the Annual General Meeting on April 30, 2026. All current members of the Board of Directors listed above are standing for re-election. In addition, R. Scott Herren is standing for election for the first time. The re-elections, and the election, respectively, of the members of the Board of Directors shall be effected on an individual basis. Information on the professional background of the current members of the Board of Directors can be found in the 2025 Annual Report, available at https://s1.q4cdn.com/963204942/files/doc_earnings/2025/q4/supplemental-info/2025-Annual-Report.pdf
7.Re-elections of the Members of the Compensation Committee
Proposal
The Board of Directors proposes the re-election of the current members of the Compensation Committee listed below, each for a term of office of one year extending until completion of the 2027 Annual General Meeting.
7.1Re-election of Thomas Glanzmann
7.2    Re-election of Karen May
7.3    Re-election of Ines Pöschel
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the members of the Compensation Committee. All current members of the Compensation Committee listed above are standing for re-election. The re-elections shall be effected on an individual basis. The Board of Directors intends to re-designate Karen May as Chair of the Compensation Committee, subject to her re-election as a member of the Board of Directors and member of the Compensation Committee.
8.Re-election of the independent representative
Proposal
The Board of Directors proposes the re-election of Hartmann Dreyer, Attorneys-at-law, P.O. Box 343, 1701 Fribourg, Switzerland, as independent representative for a term of office of one year extending until completion of the 2027 Annual General Meeting.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the independent representative.

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9.Re-election of the statutory auditors
Proposal
The Board of Directors proposes the re-election of PricewaterhouseCoopers SA, Geneva, as statutory auditors for the 2026 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the statutory auditors.

Fribourg, April 2, 2026
Alcon Inc.
Board of Directors

Enclosures:	‐ Registration form with reply envelope
‐ Brochure "Say-on-Pay"

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Organizational Topics
No Trading Restriction on Shares of Alcon Inc.
The registration of shareholders for voting purposes does not affect the trading of shares held by registered shareholders before, during or after the Annual General Meeting.
Annual Report
The Annual Report is available electronically at https://s1.q4cdn.com/963204942/files/doc_earnings/2025/q4/supplemental-info/2025-Annual-Report.pdf
The invitation including the agenda and the proposals of the Board of Directors, along with the brochure "Say-on-Pay" will be mailed directly to shareholders who are registered in the Company’s share register with the right to vote.
Registration and Admission Cards
Shareholders entered in the share register with the right to vote on April 16, 2026 are entitled to vote in the Annual General Meeting. These shareholders may authorize Hartmann Dreyer Attorneys-at-Law to act as their independent representative either by using the reply form enclosed or electronically (e-voting). The reply form or a corresponding electronic notification must reach the independent representative no later than April 26, 2026.
Proxy/Voting
If you cannot attend our Annual General Meeting in person, you may:
a) authorize Hartmann Dreyer Attorneys-at-law to act as your independent representative;
or
b) arrange to be represented by means of a written proxy by a third person who does not need to be a shareholder.
Electronic Authorization/Voting and Instructions to the Independent Representative (e-voting)
Shareholders may register by using the e-voting platform via www.gvote.ch to either request an admission card, appoint a proxy or issue voting instructions to the independent representative.
The requisite login details are enclosed in the reply form. Personalized login details remain valid. Shareholders may submit voting instructions electronically, or change any instructions that they may have communicated electronically, up to but no later than 11:59 p.m. on April 26, 2026.
Additionally, holders of shares in the United States should follow the instructions provided by their brokers, trustees, nominees or the Company's transfer agent, as applicable.
Speakers' Desk
Shareholders who wish to speak are requested to notify the speakers’ desk near the podium before the Annual General Meeting begins.
Mobile Phones
Please switch off your mobile phones during the Annual General Meeting.
Translation
The Annual General Meeting will be conducted primarily in English. Simultaneous translation into French and German will be available.
Means of Transport
Shareholders are requested to use public transport since parking facilities at the STCC are limited.

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Public Transport
From the train station in Lausanne to STCC in Lausanne, please use the metro "M2" to "Croisettes" and get off at the stop "Lausanne-Flon". Then please use the metro "M1" to "Renens-Gare" and get off at the stop "EPFL". The journey is around 21 minutes. Metro "M2" is available every 2 to 5 minutes. Metro "M1" is available every 5 to 7.5 minutes.
From the train station in Renens to STCC in Lausanne, please use the metro "M1" to "Lausanne-Flon" and get off at the stop "EPFL". The journey is around 6 minutes. Metro "M1" is available every 5 to 7.5 minutes.
Leaving the Annual General Meeting Early
Shareholders who leave the Annual General Meeting early are requested to hand in their unused voting materials and the electronic voting unit on their way out.

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Contact Us
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg
Switzerland
Phone: +41 58 911 21 10
investor.relations@alcon.com
https://www.investor.alcon.com/

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